UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13D/A
 Under the Securities Exchange Act of 1934
 (Amendment No. 1)

MOJO Organics, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of class of Securities)

60841T202
  (CUSIP Number)

Peter Spinner, 50 Oak Ridge Avenue, Summit, NJ  07901
 917-270-6267

 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

August 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

1.	Names of Reporting Persons: Wyatts Torch Equity Partners, LP (hereinafter, “Wyatts Torch”) IRS Identification No.: 90-0879006

2.	Check the Appropriate Box if a Member of a Group

(a)	[ X ]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 1,500,000 shares underlying unexercised warrants

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 1,500,000 shares underlying unexercised warrants

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000 shares underlying unexercised warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person: CO

1.    Names of Reporting Persons:

Peter Spinner, Managing Partner of Wyatts Torch

2.	Check the Appropriate Box if a Member of a Group

(a) [ X ]

(b) [   ]

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 7,656,077 (includes 276,269 shares held jointly with spouse, Stephanie Spinner, and 1,500,000 shares underlying unexercised warrants held by Wyatts Torch).

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 7,656,077 (includes 276,269 shares held jointly with spouse, Stephanie Spinner, and 1,500,000 shares underlying unexercised warrants held by Wyatts Torch).

10.	Shared Dispositive Power: 0

11.
Aggregate Amount Beneficially Owned by Each Reporting Person:  7,656,077 (includes 276,269 shares held jointly with spouse, Stephanie Spinner, and 1,500,000 shares underlying unexercised warrants held by Wyatts Torch).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 27.2%

14.	Type of Reporting Person: IN

Item 1.  Security and Issuer

            The class of securities to which this statement relates is the shares of common stock, par value $0.001 per share, of MOJO Organics, Inc., whose principal executive offices are located at 185 Hudson Street, Floor 25, Jersey City, NJ  07302.

Item 2.  Identity and Background

(a)	Name: Wyatts Torch Equity Partners, LP, formed under the laws of the State of Delaware Peter Spinner

(b)
Business Address:
Wyatts Torch Equity Partners, LP, 50 Oak Ridge Avenue, Summit, NJ  07901

Peter Spinner, Managing Partner of Wyatts Torch.  Business Address:  50 Oak Ridge Avenue, Summit, NJ  07901    peter.spinner@gmail.com

(c)	Principal business: Wyatts Torch: private investment manager Peter Spinner: Managing Partner of Wyatts Torch

(d)	Each reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Each reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The shares that have been acquired by Reporting Persons were acquired with their own funds totaling approximately $1,750,000.

Item 4.  Purpose of Transaction

The shares were not acquired by Reporting Persons for any particular purpose, but rather for general investment purposes.  Each Reporting Person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:

For the last five years, Wyatts Torch and its Managing Partner, Peter Spinner, have been key supportive stockholders in Mojo Organics, Inc. (the “Company”).  Their involvement began with a $1.5 million investment to support the Company’s development of the Chiquita Tropicals product and its projected launch into Seven Eleven stores nationwide.  The Company’s Pure Coconut Water product was subsequently launched with the help of a $150,000 investment by Wyatts Torch, followed by yet a further $100,000 to support the Company accompanied by $250,000 solicited from friends of Reporting Persons.

As of the date of this filing, Reporting Persons are under water on every tranche of their investment.

Peter Spinner served as a senior executive of the Company for 3 1/2 years, agreeing to being paid in equity in lieu of cash.  He also continues to serve as a director without compensation or directors and officers (D&O) coverage.  Senior management’s continued failure to seek Board approval to purchase this insurance not only exposes the current Board to personal liability but makes difficult the recruitment of talented and connected additional directors and executive officers who could add invaluable strategic direction to management.

Despite repeated pleas by Reporting Persons, senior management has refused to abandon and replace what Reporting Persons believe to be a failing financial plan or to give what Reporting Persons would deem to be serious consideration to strategic opportunities presented by Reporting Persons.  There is virtually no liquidity for the shares, and, in the opinion of Reporting Persons, no known plans to up list to a higher exchange and no believable plan to create substantial value.  All in all, Reporting Persons believe that there is no viable strategic plan.

Accordingly, Reporting Persons actively seek, with such support as may be offered by fellow stockholders, to fundamentally change the direction of the Company in the immediate future, including, if necessary, by effecting changes in the Board of Directors and/or senior management.  Reporting Persons may be contacted respecting such matters at peter.spinner@gmail.com.

Item 5.  Interest in Securities of the Issuer

(a)
Reporting Persons beneficially ownership of shares of the issuer’s common stock are as follows:

Wyatts Torch Equity Partners., LP: 1,500,000 shares underlying unexercised warrants.

Peter Spinner:  7,656,077 (includes 276,269 shares held jointly with spouse, Stephanie Spinner, and 1,500,000 shares underlying unexercised warrants held by Wyatts Torch).

(b)
Each Reporting Person exercises sole voting power and sole dispositive power over all of the shares ascribed to it in Item 5 (a) above.  Each reporting person does not have any shared power to vote or dispose of said shares.

(c)	In the last 60 days, Reporting Persons have not engaged in any transactions in issuer’s common stock.

(d)	N/A.

(e)	N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with reporting persons described in the instructions to this Item 6 other than that Peter Spinner, as its Managing Partner, directs the investment and other management decisions of Wyatts Torch.

Item 7.  Material to Be Filed as Exhibits

There are no exhibits to be filed pursuant to the instructions for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2019

Wyatts Torch Equity Partners, LP
By:  /s/ Peter Spinner
Peter Spinner, its Managing Partner

Peter Spinner, individually
 /s/ Peter Spinner
 peter.spinner@gmail.com